AMENDMENT NO. 2 TO THE AMENDED AND RESTATED LETTER AGREEMENT

THIS AMENDMENT NO. 2 to THE AMENDED AND RESTATED LETTER AGREEMENT is made as of April 23, 2025 (this "Amendment") by and between AGCO Corporation, a Delaware corporation, and Tractors and Farm Equipment Limited, a company incorporated under the laws of India. Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to them in the Agreement (as defined below).

WHEREAS, the parties hereto are the parties to the Amended and Restated Letter Agreement, dated as of April 24, 2019, as amended by Amendment No. 1 dated as of April 24, 2024 (the "Agreement"), and, subject to the terms set forth herein, wish to amend the Agreement as set forth herein.

NOW, THEREFORE, in consideration of the mutual covenants contained in the Agreement and for other good and valuable consideration, the receipt of which is hereby acknowledged, the parties hereto agree as follows:

Section 1.   **Amendment to the Agreement**

1.1.   Section 5(a) of the Agreement shall be deleted and replaced with the following: "This Amended and Restated Letter Agreement will expire on June 30, 2025."

Section 2.   **Miscellaneous**

2.1.   **Entire Agreement.** This Amendment constitutes the entire agreement and understanding of the parties with respect to its subject matter and supersedes all oral communication and prior writings (except as otherwise provided herein) with respect thereto. Except as expressly amended hereby, the provisions of the Agreement are and shall remain unmodified and in full force and effect.

2.2.   **Counterparts.** This Amendment may be executed and delivered in counterparts (including by facsimile transmission) each of which will be deemed an original.

2.3.   **Headings.** The headings used in this Amendment are for convenience of reference only and are not to affect the construction of or to be taken into consideration in interpreting this Amendment.

2.4.   **Governing Law.** This Amendment shall be governed by and construed in accordance with the laws of the State of Delaware.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto intending to be legally bound have duly executed this Agreement, all as of the day and year first above written.

TRACTORS AND FARM EQUIPMENT LIMITED

By: /s/ Mallika Srinivasan
       Name: Mallika Srinivasan
       Title: Chairman and Managing Director

AGCO CORPORATION

By: /s/ Eric Hansotia
       Name: Eric Hansotia
       Title: CEO & Chairman

Date: April 23rd, 2025